UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2020

Commission File No.: 333-204074

WINS FINANCE HOLDINGS INC.

1F, Building 1B
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, People’s Republic of China
(Address of Principal Executive Offices.)

1F, Building 7
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, People’s Republic of China
(Former Address of Principal Executive Offices)

1177 Avenue of the Americas
5th Floor
New York, NY 10036
(646) 694-8538
(New York Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On June 18, 2020, Wins Finance Holdings Inc. (the "Company") received a letter (the " Letter") from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC ("Nasdaq") stating the Company is no longer in compliance with Nasdaq's audit committee requirement as set forth in Listing Rule 5605 due to the resignation of Mr. Shihai Wang from the Company's board of directors and audit committee on June 15, 2020. The letter also states that Nasdaq will provide the Company a cure period in accordance with Listing Rule 5605(c)(4). The Company believes that the appointment of Jiyi Li to the Board pf Directors, as described below, will cure this non-compliance.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On June 19, 2020, the Company’s Board of Directors appointed Jiyi Li to the Board of Directors. Mr. Li will serve on the Company’s audit committee, nominating committee and compensation committee.

Mr. Jiyi Li founded Beijing Microdouble Technology Ltd, an IT company focus on on-line children robot training, in 2018 and has served as its General Manager since then. Previously, Mr. Li served as investment partner at Shengjing Wanglian Technology LLC, a funding company equity invested into SMEs, from August 2015 to January 2018. From October 2012 to August 2015, Mr. Li serverd as co-founder at Beijing Yunzheng IT Ltd, an on-line finance company. From September 2011 to October 2012, Mr. Li served as secretary of the board and managing partner at Shengjing Wanglian Technology LLC. From February 2008 to September 2011 he served as secretary of the board at Beijing Sumavision Technology LLC. Mr. Li is a licensed attorney. He got his Master of civil law and commercial law from Tsinghua University.

Financial Statements and Exhibits.

Exhibit No. Description

99.1 Press release dated June 19, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 23, 2020

WINS FINANCE HOLDINGS INC.

By:	/s/ Renhui Mu
Name: Renhui Mu
Title: Chief Executive Officer